FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* BLAESER, JOHN A.	2. Issuer Name and Ticker or Trading Symbol Concord Communications, Inc. (CCRD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Director, President and Chief Executive Officer
(Last) (First) (Middle) 600 Nickerson Rd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 2002
(Street) Marlboro, MA 01752		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$9.010	12/20/02		A		11,098		(1)	12/20/10	Common Stock	11,098		11,098	D
Non-qualified Stock Options (right to buy)	$9.010	12/20/02		A		88,902		(1)	12/20/10	Common Stock	88,902		88,902	D

Explanation of Responses:

(1) 100,000 option shares were granted on 12/20/02 of which 88,902 shares are Non-qualified Stock Options and 11,098 shares are Incentive Stock Options. (A) 11,098 Incentive Stock Option shares vest as follows: 0 shares vest and become exercisable on 12/20/03; 0 shares vest and become exercisable on 12/20/04; 0 option shares vest and become exercisable on 12/20/05; 11,098 option shares vest and become exercisable on 12/20/06. (B) 88,902 Non-qualified Stock Option shares vest as follows: 25,000 option shares vest and become exercisable on 12/20/03; 25,000 option shares vest and become exercisable on 12/20/04; 25,000 option shares vest and become exercisable on 12/20/05; 13,902 option shares vest and become exercisable on 12/20/06.

By: /s/ John A. Blaeser John A. Blaeser **Signature of Reporting Person	1/27/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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